HUNTON & WILLIAMS LLP RIVERFRONT PLAZA, EAST TOWER 951 EAST BYRD STREET RICHMOND, VIRGINIA 23219-4074

TEL	804 • 788 • 8200
FAX	804 • 788 • 8218

May 8, 2009

VIA EDGAR

Ms. Karen J. Garnett, Esq.

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Cypress Sharpridge Investments, Inc.
Pre-Effective Amendment No. 13 to Registration Statement on Form S-11
Filed on May 8, 2009
Registration No. 333-142236

Dear Ms. Garnett:

As counsel to Cypress Sharpridge Investments, Inc., a Maryland corporation (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Pre-Effective Amendment No. 13 (“Amendment No. 13”) to the Company’s Registration Statement on Form S-11 (File No. 333-142236) (the “Registration Statement”), together with exhibits, and the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated March 23, 2009.

For convenience of reference, each Staff comment contained in your March 23, 2009 comment letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.

We have provided to each of you, Rochelle Plesset, Eric McPhee, Dan Gordon and Kristina Aberg a courtesy copy of this letter and two courtesy copies of Amendment No. 13 filed by the Company on the date hereof, one copy of which has been marked to reflect changes made to Pre-Effective Amendment No. 12 to the Registration Statement filed with the Commission on February 26, 2009. The changes reflected in Amendment No. 13 have been made in response to the Staff’s comments and for the purpose of updating and revising certain

Ms. Karen J. Garnett

May 8, 2009

information in the Registration Statement. All page references in responses are to pages of the blacklined version of Amendment No. 12. Capitalized terms used and not otherwise defined in this response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.

General

1.	Throughout the prospectus, you state that you are “committed” to internalizing your management as soon as practicable after completion of this offering and no later than March 31, 2010. Please revise to clarify the meaning of the term “committed.” Assuming that there is no contractual or other legal obligation to internalize your management, please consider using a different term to describe your intentions.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on the front cover of the prospectus and on pages 1, 4, 9, 12, 56, 89, 96, 97 and 101 of the prospectus.

Prospectus Summary

Risk Management, page 3

2.	Please expand the disclosure to quantify the amount of leverage that your Manager considers “prudent” and disclose your current leverage ratio.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 4 and 85 of the prospectus.

Our Distribution Policy, page 8

3.	The second paragraph under this heading states that you have “paid or declared” the distributions disclosed. The bullet points, however, indicate that you have paid all distributions. Please revise to clarify whether amounts paid differ from amounts declared and whether there are any distributions that you have declared but not paid. Provide conforming disclosure in the “Distribution Policy” section of the prospectus, on page 51.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 8 and 50 of the prospectus.

Ms. Karen J. Garnett

May 8, 2009

4.	Please revise the last paragraph to disclose the source of funds used to pay distributions for your last two fiscal years and 2009. Also, please clarify whether you may pay future distributions using proceeds from this offering or your private placements.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 8 and 50 of the prospectus.

Management Agreement, page 11

5.	Please disclose the amount of fees paid to your Manager in each of the last two fiscal years and to-date in 2009.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 10 and 107 of the prospectus.

Risk Factors

No assurance can be given that the actions taken by the U.S. and foreign governments…, page 21

6.	Please limit this risk factor to a description of the risks associated with government actions and only as much additional information as necessary to place the risk in context. We note that you have already provided a detailed description of actions taken by the federal government in the MD&A section. Also, please consider whether references in the subheading to foreign governments, central banks, and other governmental and regulatory bodies are applicable to this risk factor.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 21 of the prospectus.

Ms. Karen J. Garnett

May 8, 2009

7.	Please describe the risks associated with the government programs in more detail. The next-to-last sentence in this risk factor provides a general reference to the risk that you may not receive the “anticipated positive impact” from these initiatives but does not discuss the resulting effects on your business if you do not. Similarly, rather than referring to “broad adverse market implications,” please disclose the specific adverse market implications and the likely impact on your company.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 21 of the prospectus.

Increases in interest rates and adverse market conditions may negatively affect the value of our investments…, page 22

8.	Please revise to describe your actual experience with declines in the market value of your investments and losses realized upon the sale of securities.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 22 of the prospectus.

Ms. Karen J. Garnett

May 8, 2009

The lenders under our repurchase agreements may require us to provide additional collateral…, page 23

9.	Please revise this risk factor to restore the disclosure regarding your actual experience with margin calls in 2008 and provide additional disclosure of any material margin calls in 2009. Disclose the number of margin calls, the amount of additional collateral that you were required to post, and the source of cash used to satisfy those margin calls. Provide similar disclosure in your discussion of margin calls under “Liquidity and Capital Resources.”

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 22, 23 and 77.

The federal conservatorship of Fannie Mae and Freddie Mac and related efforts…, page 25

10.	Please limit this risk factor to a description of the risks associated with federal conservatorship of these entities and only as much additional information as necessary to place the risk in context. We note that you have already provided a detailed description of actions taken by the federal government in the MD&A section.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 24 and 25 of the prospectus.

Ms. Karen J. Garnett

May 8, 2009

Mortgage loan modification programs and future legislative actions…, page 27

11.	Please revise to describe more specifically how loan modifications may adversely affect the value of, and the returns on, the Agency RMBS in your portfolio.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 25 and 26 of the prospectus.

The lack of liquidity in our investments may adversely affect our business, page 28

12.	Considering that over 99% of your portfolio currently is invested in Agency RMBS, please discuss the specific liquidity risks of those investments.

RESPONSE: Because the Company does not believe that this is a material risk in light of its investment strategy, the Company has deleted this risk factor.

The significant downturn in the residential mortgage markets…, page 28

13.	Please revise to discuss and quantify changes in lender “haircuts” since March 2008.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 27 of the prospectus.

Ms. Karen J. Garnett

May 8, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Interest Rate Environment and Liquidity, page 58

14.	Please update the disclosure to include a description of the American Recovery and Reinvestment Act of 2009 or tell us why you believe it is not relevant to your business.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 21 and 59 of the prospectus.

Quantitative and Qualitative Disclosure about Market Risk, page 78

15.	We note your response to prior comment 2 and the statement that the value of your Agency RMBS portfolio has not materially changed. Please tell us the basis for this conclusion, considering that the estimated fair value of your total Agency RMBS, as disclosed on page 66, was $685.6 million as of December 31, 2008, compared to $1.8 billion as of December 31, 2007.

RESPONSE: The Company respectfully submits that its response to prior comment 2 was intended to state that the values of the individual Agency RMBS securities in its portfolio have not materially changed, not the value of its overall Agency RMBS portfolio. The Company does not view the increase in credit spreads referenced in prior comment 2 as a material risk to its business because the values of the individual securities within its Agency RMBS portfolio have not materially changed. The value of the Company’s overall Agency RMBS portfolio decreased from December 31, 2007 to December 31, 2008 primarily as a result of sales of Agency RMBS to deleverage the Company’s portfolio.

Ms. Karen J. Garnett

May 8, 2009

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 804-788-8388.

Very truly yours,

/s/ S. Gregory Cope
S. Gregory Cope

Enclosure

cc:	Kevin E. Grant
Thomas A. Rosenbloom
Daniel M. LeBey
David J. Goldschmidt